Exhibit 99.1

Asia Pacific Wire and Cable Corporation Reports First Nine Months 2013 Financial Results

  Total sales increased 1.2% for the period ended September 30, 2013 to $336.4 million compared with the same period in 2012
  Generated $10.4 million of cash inflows from operations for the first nine months ended September 30, 2013 vs. $4.6 million cash outflows the first nine months ended September 30,  2012
  $67 million in cash and cash equivalents as of September 30, 2013

TAIPEI, Taiwan, December 31, 2013 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company’s financial results for the nine months ended September 30, 2013.

Financial Summary

Q3 2013 Financial Results
	Q3 2012	Q3 2013	CHANGE
Revenues	$332.5 million	$336.4 million	+1.2%
Gross Profit	$34.4 million	$34.3 million	--
Net Income Attributable to APWC	$5.7 million	$3.1 million	-45.6%
EPS	$0.42	$0.22	-47.6%

* Earnings per share are based on 13.8 million shares for the nine-month period ended September 30, 2012 and 2013, respectively.

Year to Date 2013 Results

Revenues for the nine months ended September 30, 2013 were $336.4 million, a 1.2% increase from the corresponding period in 2012. Higher sales of distributed products and SDI were partially offset by lower sales of manufactured products.

Gross profit for first nine months of 2013 was $34.3 million, essentially flat compared to $34.4 million in the year-ago period, representing gross margins of 10.2% and 10.3%, respectively. Gross margins declined slightly from the prior period as a result of reduced sales of manufactured products, which carry higher gross margins compared to distributed products.

Selling, general and administrative expenses for the nine months ended September 30, 2013 decreased 2.2% to $22.4 million.  Operating income was $11.2 million compared to $15.6 million in the first nine months of 2012.  Excluding the $3.9 million net recovery from insurance coverage due to flooding recorded in the first nine months of 2012, operating income decreased by approximately 4% in the first nine months of 2013.

Net income attributable to APWC shareholders was $3.1 million for the first nine months of 2013 compared to $5.7 million in the corresponding period in 2012.  Net income per basic and diluted share was $0.22 for the period, compared to $0.42 in the first nine months of 2012. The basic and diluted weighted average shares outstanding were 13.8 million in both periods.

Financial Condition

As of September 30, 2013, APWC had $67.0 million in cash and cash equivalents and $10.8 million in restricted short-term bank deposits, totaling $77.8 million, compared to cash and cash equivalents and unrestricted and restricted bank deposits totaling $90.2 million as of December 31, 2012.

Total current assets were $309.9 million at September 30, 2013 compared to $330.2 million at December 31, 2012. Working capital was $180.6 million at September 30, 2013.  For the period ended September 30, 2013 APWC had short term bank loans and overdrafts of $43.8 million, down from $57.8 million at December 31, 2012. The Company had no long term debt outstanding at September 30, 2013. Shareholders' equity attributable to APWC was $159.9 million at September 30, 2013 compared to $161.7 million at December 31, 2012.

APWC generated approximately $10.4 million of cash from operating activities during the first nine months of 2013, an improvement of $15 million compared to $4.6 million of cash used for operations in the corresponding period in 2012, mainly because of $6.1 million cash inflows from accounts and notes receivable in 2013 and $9.2 outflows in 2012.  APWC borrowed less and paid back $15.6 million of bank debt which led to $17.9 million cash outflows in the first nine months of 2013, comparing to $7.8 million cash inflows in the same period of 2012.  The Company had capital expenditures of $7.2 million in the first nine months of 2013 compared to $7.6 million in the first nine months of 2012.

Business Updates

Australia Pacific Electric Cable Pty. Ltd., one of APWC’s subsidiaries, has entered the medium and high voltage power cable market through a public tender process.  Although the project size is relatively small, it still serves as a stepping stone to the vast power cable market in the South Pacific Region.

Sigma Cable Company Pte. Ltd., which is an APWC subsidiary based in Singapore, has begun to expand SDI project work from medium voltage to higher voltage power cables.  We expect to enter the high voltage power cables SDI projects in the coming years.  The shift in product mix is expected to generate higher margin for the subsidiary and is expected to open up additional market opportunities in the country.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact:

Company Contact:

Asia Pacific Wire & Cable Corporation Limited

Mr. Ivan Hsia, CFO

Phone: +886-2-2712-2558 ext. 27

E-mail: ivan.hsia@apwcc.com

Investor Relations Contact:

MZ North America
John Mattio, SVP

Tel: +1-212-301-7130
Email: john.mattio@mzgroup.us

www.mzgroup.us

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except per share data)
	For the nine-month
	ended September 30,
	2012	2013
Net sales
Manufactured products (including sales to related parties amounted to $2,253 and $1,559 for the nine-months ended September 30, 2012 and 2013, respectively)	$292,790	$283,683
Distributed products	36,465	41,053
Supply, delivery and installation of wires and cables	3,290	11,641
	332,545	336,377
Cost of sales (including purchases from related parties amounted to$28,317 and $29,842 for the nine-months ended September 30, 2012 and 2013, respectively)	(298,130)	(302,040)
Gross profit	34,415	34,337
Selling, general and administrative expenses	(22,944)	(22,429)
Recovery (allowance) for doubtful accounts	244	(254)
Impairment of investment	0	(464)
Charge related to flooding	(752)	0
Recovery of losses from flooding	4,611	39
Income from operations	15,574	11,229
Exchange gain (loss), net	1,532	(1,029)
Interest income	1,192	1,001
Interest expense	(1,590)	(1,485)
Gain on disposal of an investment	0	556
Share of net gain (loss) of equity investees	18	(109)
Other income, net	948	805
Income before income taxes	17,674	10,968
Income taxes expense	(5,981)	(3,806)
Net income	11,693	7,162
Less: Net income attributable to non-controlling interests	(5,947)	(4,073)
Net income attributable to APWC	5,746	3,089
Basic and diluted earnings per share	0.42	0.22
Basic and diluted weighted average common shares outstanding	13,830,769	13,821,612

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited) (Amounts in thousands of US Dollars, except per share data)
	For the nine-month
	ended September 30,
	2012	2013
Net income Other comprehensive income (loss)	$11,693	$7,162
Currency translation adjustment, net of tax of nil	5,782	(7,232)
Pension liability adjustments	(2,465)	218
Reclassification of unrealized loss of available-for-sale securities upon disposal or impairment	0	464
Other comprehensive income (loss) for the period	3,317	(6,550)
Total comprehensive income for the period	15,010	612
Less: total comprehensive income attributable to non-controlling interest	(6,866)	(2,442)
Total comprehensive income (loss) attributable to APWC shareholders	8,144	(1,830)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except per share data)
	As of December 31,2012 (Audited)	As of September 30,2013 (Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$72,816	$67,007
Unrestricted short-term bank deposits	6,210	0
Restricted short-term bank deposits	11,217	10,787
Accounts receivable, net of allowance for	125,128	115,583
doubtful accounts of $2,580 and $1,729 as of
December 31, 2012 and September 30, 2013, respectively
Amounts due from related parties	4,066	3,495
Inventories
Distributed products	12,780	14,609
Finished products	40,589	42,239
Work-in-progress	19,743	15,130
Raw materials and supplies	25,409	33,202
	98,521	105,180

Deferred tax assets	3,134	2,895
Prepaid expenses	6,738	4,958
Short - term investment in held-to-maturity securities	2,378	0
Total current assets	330,208	309,905

Property, plant and equipment:
Land	6,194	5,928
Land use rights	2,914	2,963
Buildings	52,372	51,294
Machinery and equipment	122,584	115,666
Motor vehicles	4,336	4,625
Office equipment	6,830	6,739
Construction in progress	4,998	7,107
	200,228	194,322
Accumulated depreciation and impairment losses	(149,832)	(142,120)
	50,396	52,202
Investments	1,002	976
Investments in equity investees	4,414	3,058
Other assets	889	423
Deferred tax assets	2,475	2,576
	8,780	7,033
Total assets	$389,384	$369,140

LIABILITIES AND EQUITY

Current liabilities:
Bank loans and overdrafts	57,845	43,763
Accounts payable	40,616	45,501
Accrued expenses	13,499	10,526
Amounts due to related parties	11,428	12,899
Short-term loans from the immediate holding company	1,732	1,732
Income tax liabilities	11,225	9,450
Other current liabilities	10,149	5,440
Total current liabilities	146,494	129,311

Non-current liabilities:

Other non-current liabilities	6,060	6,296
Deferred tax liabilities	2,219	2,220
Total non-current liabilities	8,279	8,516
Total liabilities	154,773	137,827

Commitments and contingencies

Shareholders' equity:
Common shares, $0.01 per share:
Authorized shares of 50,000,000	138	138
Issued shares: 13,830,769 Outstanding shares: Sep 30, 2013 – 13,819,669 shares Dec 31, 2012 – 13,828,869 shares
Additional paid-in capital	110,608	110,608
Retained earnings	45,553	48,642
Treasury shares	(6)	(38)
Accumulated other comprehensive income	5,424	503
Total APWC shareholders' equity	161,717	159,853
Non-controlling interests	72,894	71,460
Total equity	234,611	231,313
Total liabilities and equity	$389,384	$369,140

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the nine-month
	ended September 30,
	2012	2013
Net cash (used in) provided by operating activities	($4,568)	$10,365
Net cash (used in) provided by investing activities	(14,122)	3,057
Net cash provided by (used in) financing activities	7,844	(17,897)
Effect of exchange rate changes on cash and cash equivalents	844	(1,334)
Net decrease in cash and cash
equivalents	(10,002)	(5,809)
Cash and cash equivalents at beginning of period	76,672	72,816
Cash and cash equivalents at end of period	$66,670	$67,007